Pet & Tie, Inc.
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2017	For the Period October 31, 2016 (Inception) to December 31, 2016
Cash flows from operating activities:		
Net loss	$ (86,491)	$ (39,984)
Changes in operating assets and liabilities:		
Credit card payable	902	-
Net cash used in operating activities	(85,589)	(39,984)
Cash flows from investing activities	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Proceeds from sale of common stock	(1,965)	140,000
Net cash provided by financing activities	(1,965)	140,000
Net cash increase for period	(87,554)	100,016
Cash at beginning of period	100,016	-
Cash at end of period	$ 12,462	$ 100,016

Supplemental disclosure of cash flow information:

Cash paid during the period for:

Income taxes	$ -	$ -
Interest	$ -	$ -